RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-163632

The information in this preliminary pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement

Subject to Completion:
Dated February 17, 2010

Pricing Supplement Dated March __, 2010 to the
Product Prospectus Supplement ERN-COMM-1 Dated January 12, 2010,
Prospectus Dated January 11, 2010, and
Prospectus Supplement Dated January 11, 2010

$ __________ Buffered Bullish Notes Linked to the S&P GSCI® Excess Return Index, Due March 7, 2013 Royal Bank of Canada

Royal Bank of Canada is offering the Buffered Bullish Enhanced Return Notes (the “Notes”) linked to the performance of the Reference Asset named below.

The CUSIP number for the Notes is 78008HYP9. The Notes provide a one-for-one return if the level of the Reference Asset increases from the Initial Level to the Final Level, subject to the Maximum Redemption Amount of [166-170%] of the principal amount of the Notes. The actual Maximum Redemption Amount of the Notes will be determined on the Pricing Date and set forth in the final pricing supplement that will be made available in connection with sales of the Notes. The Notes do not pay interest, and investors are subject to one-for-one loss of the principal amount of the Notes for any decrease in the Reference Asset of more than 15% between the Pricing Date and the Valuation Date. Any payments on the Notes are subject to our credit risk.

The Notes will not be listed on any U.S. securities exchange.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated January 11, 2010, and “Additional Risk Factors Specific to the Notes” beginning on page PS-4 of the product prospectus supplement dated January 12, 2010.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Price to public	%	$
Underwriting discounts and commissions	%	$
Proceeds to Royal Bank of Canada	%	$

The price to purchasers who maintain accounts with participating dealers in which only asset-based fees are charged is __%.  The price at which you purchase the Notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize.  These costs and profits will reduce the secondary market price, if any secondary market develops, for the Notes.  As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

We may use this pricing supplement in the initial sale of the Notes.  In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

RBC Capital Markets Corporation

Buffered Bullish Notes Linked to the S&P GSCI® Excess Return Index, Due March 7, 2013

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series D

Underwriter:	RBC Capital Markets Corporation

Reference Asset:	S&P GSCI® Excess Return Index

Bloomberg Ticker:	SPGCCIP

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof

Pricing Date:	March 3, 2010

Issue Date:	March 8, 2010

CUSIP:	78008HYP9

Valuation Date:	March 4, 2013

Payment at Maturity (if held to maturity):
If, on the Valuation Date, the Percentage Change is positive,  then the investor will receive an amount per $1,000 principal amount per Note equal to the lesser of:

1. Principal Amount + ( Principal Amount x Percentage Change); and

2. Maximum Redemption Amount

If, on the Valuation Date, the Percentage Change is less than or equal to 0%, but not by more than the Buffer Percentage (that is, the Percentage Change is between zero and -15%), then the investor will receive the principal amount only.

If, on the Valuation Date, the Percentage Change is negative, by more than the Buffer Percentage (that is, the Percentage Change is between -15.01% and -100%), then the investor will receive a cash payment equal to:

Principal Amount + [Principal Amount x (Percentage Change + Buffer Percentage)]

Percentage Change:	The Percentage Change, expressed as a percentage, is calculated using the following formula: Final Level - Initial Level Initial Level

Initial Level:	The closing level of the Reference Asset on the Pricing Date.

Final Level:	The closing level of the Reference Asset on the Valuation Date.

RBC Capital Markets Corporation

Buffered Bullish Notes Linked to the S&P GSCI® Excess Return Index, Due March 7, 2013

Maximum Redemption Amount:	[166-170%] multiplied by the principal amount (to be determined on the Pricing Date)

Buffer Percentage:	15%

Buffer Level:	85% of the Initial Level

Maturity Date:	March 7, 2013, subject to extension for market and other disruptions, as described in the product prospectus supplement.

Term:	Three (3) years

Principal at Risk:
The Notes are NOT principal protected.  You may lose a substantial portion of your principal amount at maturity if there is a decrease in the level of the Reference Asset from the Pricing Date to the Valuation Date.

Calculation Agent:	RBC Capital Markets Corporation

U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated January 12, 2010 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

Secondary Market:
RBC Capital Markets Corporation (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issue Date.  The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 11, 2010).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on page p-2 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated January 12, 2010, as modified by this pricing supplement.

RBC Capital Markets Corporation

Buffered Bullish Notes Linked to the S&P GSCI® Excess Return Index, Due March 7, 2013

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 11, 2010, as supplemented by the prospectus supplement dated January 11, 2010 and the product prospectus supplement dated January 12, 2010, relating to our Senior Global Medium-Term Notes, Series D, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.  The Notes vary from the terms described in the product prospectus supplement in several important ways.  You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 11, 2010 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated January 12, 2010, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000063/m18100424b3.htm

Prospectus Supplement dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000064/f17102424b3.htm

Product Prospectus Supplement dated January 12, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000098/f112101424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

RBC Capital Markets Corporation

Buffered Bullish Notes Linked to the S&P GSCI® Excess Return Index, Due March 7, 2013

HYPOTHETICAL RETURNS

The examples set out below are included for illustration purposes only. The hypothetical levels of the Reference Asset used to illustrate the calculation of the Payment at Maturity are not estimates or forecasts of the Initial Level, the Final Level or the level of the Reference Asset on the Valuation Date or on any trading day prior to the Maturity Date. All examples assume that a holder purchased Notes with an aggregate principal amount of $1,000, a Buffer Percentage of 15% (the Buffer Level is 85% of the Initial Level), a Maximum Redemption Amount of 168% of the principal amount (the midpoint of the Maximum Redemption Amount range of 166% to 170% of the principal amount), and that no market disruption event occurs on the Valuation Date.

Example 1—	Calculation of the Payment at Maturity where the Percentage Change is positive.

	Percentage Change:	5%

	Payment at Maturity:	$1,000 + ($1,000 x 5%) = $1,000 + $50 = $1,050

	On a $1,000 investment, a 5% Percentage Change results in a Payment at Maturity of $1,050, a 5% return on the Notes.

Example 2—	Calculation of the Payment at Maturity where the Percentage Change is positive (and the Payment at Maturity is subject to the Maximum Redemption Amount).

	Percentage Change:	70%

	Payment at Maturity:	$1,000 + ($1,000 x 70%) = $1,000 + $700 = $1,700 however, the Maximum Redemption Amount is $1,680.

	On a $1,000 investment, a 70% Percentage Change results in a Payment at Maturity of $1,680, a 68% return on the Notes.

Example 3—	Calculation of the Payment at Maturity where the Percentage Change is negative (but not by more than the Buffer Percentage).

	Percentage Change:	-8%

	Payment at Maturity:	At maturity, if the Percentage Change is negative BUT not by more than the Buffer Percentage, then the Payment at Maturity will equal the principal amount.

	On a $1,000 investment, a -8% Percentage Change results in a Payment at Maturity of $1,000, a 0% return on the Notes.

Example 4—	Calculation of the Payment at Maturity where the Percentage Change is negative (by more than the Buffer Percentage).

	Percentage Change:	-20%

	Payment at Maturity:	$1,000 + [$1,000 x (-20% + 15%)] = $1,000 - $50 = $950

	On a $1,000 investment, a -20% Percentage Change results in a Payment at Maturity of $950, a -5% return on the Notes.

RBC Capital Markets Corporation

Buffered Bullish Notes Linked to the S&P GSCI® Excess Return Index, Due March 7, 2013

INFORMATION REGARDING THE REFERENCE ASSET

All disclosures contained in this pricing supplement regarding the Reference Asset, including, without limitation, its make up, and method of calculation, was derived from publicly available information. The Reference Asset is calculated, maintained and published daily, by Standard & Poor’s Financial Services LLC (“S&P”). The information reflects the policies of, and is subject to change by, S&P. S&P, which owns the copyright and all other rights to the Reference Asset, has no obligation to continue to publish, and may discontinue publication of, the Reference Asset. Neither we nor RBC Capital Markets Corporation accepts any responsibility for the calculation, maintenance, or publication of the Reference Asset or any successor index.

The Reference Asset is a related index to the S&P GSCI Commodity Index (“S&P GSCI”). The Reference Asset represents the return of a portfolio of commodity futures contracts, the composition of which, on any given S&P GSCI business day, reflects the contract product weights (“CPWs”) of all designated contracts and the CRWs of all designated contract expirations.

Value of the Reference Asset.  The value of the Reference Asset on any given day is equal to the product of (i) the value of the Reference Asset on the immediately preceding day and (ii) one plus the contract daily return on the day on which the calculation is made.  The value of the Reference Asset is indexed to a normalized value of 100 on January 2, 1970.

Contract Daily Return.  The contract daily return on any given day is equal to the ratio obtained by dividing the total dollar weight obtained on that day by the total dollar weight invested on the immediately preceding day, minus one.

Total Dollar Weight. The formula for calculation of the total dollar weight of the Reference Asset on those days that occur during a roll period differs from the formula used on other days.

S&P GSCI

The information provided herein regarding the S&P GSCI including, without limitation, its make-up and method of calculation was derived from publicly available information.  The S&P GSCI is calculated, maintained and published daily by S&P.   The S&P GSCI is an index on a primarily production-weighted basket of principal physical commodities that satisfy specified criteria. The S&P GSCI is designed to be a measure of the performance over time of the markets for these commodities.  The only commodities represented in the S&P GSCI are those physical commodities on which active and liquid contracts are traded on trading facilities in major industrialized countries.  The commodities included in the S&P GSCI are weighted, on a production basis, to reflect the relative significance (in the view of S&P, in consultation with the Index Advisory Panel, as described below) of such commodities to the world economy. The fluctuations in the value of the S&P GSCI are intended generally to correlate with changes in the prices of such physical commodities in global markets.

The S&P GSCI was established in 1991 and has been normalized so that its hypothetical level on January 2, 1970 was 100.

S&P GSCI Index Methodology

The Index methodology is divided into five substantive sections: (1) the selection criteria for inclusion of contracts in the S&P GSCI; (2) the methodology for determining the weight of each contract; (3) the methodology for determining the contract expirations of each contract included in the S&P GSCI; (4) the methodology for determining the normalizing constant used in calculating the value of the S&P GSCI; and (5) the methodology for calculating the value of the S&P GSCI. Together, these elements determine the value of the S&P GSCI on any given day, which is equal to the total dollar weight of the S&P GSCI divided by a normalizing constant that assures the continuity of the S&P GSCI over time.

RBC Capital Markets Corporation

Buffered Bullish Notes Linked to the S&P GSCI® Excess Return Index, Due March 7, 2013

S&P GSCI Index Committee

The Index Committee (the “Committee”) oversees the daily management and operations of the S&P GSCI, and is responsible for all analytical methods and calculation in the sub-indices of the S&P GSCI. The Committee is comprised of three full-time professional members of S&P’s staff and two members of the Goldman Group. At each meeting, the Committee reviews any issues that may affect index constituents, statistics comparing the composition of the indices to the market, commodities that are being considered as candidates for addition to an index, and any significant market events. In addition, the Committee may revise index policy covering rules for selecting commodities, or for other matters.

S&P has established an Index Advisory Panel (the “Panel”) to assist it in connection with the operation of the S&P GSCI. The Panel meets on an annual basis and at other times at the request of the Committee. The principal purpose of the Panel is to advise the Committee with respect to, among other things, the calculation of the S&P GSCI, the effectiveness of the S&P GSCI as a measure of commodity futures market performance, and the need for changes in the composition or methodology of the S&P GSCI. The Panel acts solely in an advisory and consultative capacity and does not make any decisions with respect to the composition, calculation, or operation of the S&P GSCI.

Contract Eligibility Requirements

To be eligible for inclusion in the S&P GSCI, a commodity futures contract (a “Contract”) must:

(i)	be based on a physical commodity and may not be based on a financial commodity;

(ii)	have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified time period, in the future;

(iii)	at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement;

(iv)	be denominated in U.S. dollars;

(v)	be traded on or through a trading facility that has its principal place of business in a country that is a member of the Organization for Economic Cooperation and Development that:

(a)	makes price quotations generally available to its members in a manner that provides reasonably reliable indications of the level of the particular market at any given point in time;

(b)	makes reliable trading information available to S&P so that S&P can make monthly determinations;

(c)	accepts bids and offers from multiple participants or price providers; and

(d)	is accessible to a sufficiently broad range of participants;

(vi)
include a reference or benchmark price that has been available on a continuous basis for at least two years prior to the proposed date of inclusion, provided that in appropriate circumstances, S&P, in consultation with the Committee, may determine that a shorter time period is sufficient or that historical reference prices for that Contract may be derived from Reference Price for a similar or related Contract;

(vii)
include a reference price for that Contract which must be published between 10:00 AM and 4:00 PM in New York City, on each business day on which the relevant trading facility is open and trades in the Contract;

(viii)	have available volume data for at least three months immediately preceding the date on which the determination is made;

(ix)	be traded over a sufficient time period on each day so as to sufficiently support the tradability of the S&P GSCI taken as a whole; and

(x)	satisfy volume trading requirements and certain percentage dollar weight requirements.

RBC Capital Markets Corporation

Buffered Bullish Notes Linked to the S&P GSCI® Excess Return Index, Due March 7, 2013

Contract Daily Return

The contract daily return on any given day is equal to the ratio obtained by dividing the total dollar weight obtained on such day by the total dollar weight invested on the immediately preceding S&P GSCI business day, minus one, reflecting the percentage change in the total dollar weight of the S&P GSCI.

The total dollar weight of the S&P GSCI is the sum of the dollar weight of each of the underlying commodities. The dollar weight of each commodity on any given day is equal to the product of (i) the daily contract reference price, (ii) the appropriate CPW, and (iii) during a roll period, the appropriate “roll weights” (as discussed below).

The daily contract reference price used in calculating the dollar weight of each commodity on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that the daily contract reference price for the most recent prior day will be used if the exchange is closed or otherwise fails to publish a daily contract reference price on that day. In addition, if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of S&P, reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected; provided that, if the price is not made available or corrected by 4:00 P.M. New York City time, S&P may, if it deems such action to be appropriate under the circumstances, determine the appropriate daily contract reference price for the applicable futures contract in its reasonable judgment for purposes of the relevant Index calculation.

The “roll weight” of each commodity reflects the fact that the positions in contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration. Since the S&P GSCI is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the S&P GSCI also takes place over a period of days at the beginning of each month (referred to as the “roll period”). On each day of the roll period, the “roll weights” of the first nearby contract expirations on a particular commodity and the more distant contract expiration into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the S&P GSCI is gradually shifted from the first nearby contract expiration to the more distant contract expiration.

If any of the following conditions exists on any day during a roll period, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist: (i) no daily contract reference price is available for a given contract expiration; (ii) any such price represents the maximum or minimum price for such contract month, based on exchange price limits; (iii) the daily contract reference price published by the relevant trading facility reflects manifest error, or such price is not published by 4:00 P.M., New York City time (in that event, S&P may determine a daily contract reference price and complete the relevant portion of the roll based on that price, but must revise the portion of the roll if the trading facility publishes a price before the opening of trading on the next day); or (iv) trading in the relevant contract terminates prior to its scheduled closing time.

If any of these conditions exist throughout the roll period, the roll will be affected in its entirety on the next day on which such conditions no longer exist.

Contract Expirations

Because the S&P GSCI is composed of actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as “contract expirations.” The contract expirations included in the S&P GSCI for each commodity during a given year are designated by S&P, in consultation with the Panel, provided that each such contract must be an “active contract.” For this purpose, an “active contract” is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry.

If a trading facility deletes one or more contract expirations, the S&P GSCI will be calculated during the remainder of the year in which the deletion occurs on the basis of the remaining contract expirations designated by S&P. If a trading facility ceases trading in all contract expirations relating to a particular contract, S&P may designate a replacement contract on the commodity. The replacement contract must satisfy the eligibility criteria for inclusion in the S&P GSCI. To the extent practicable, the replacement will be effected during the next monthly review of the composition of the S&P GSCI.

RBC Capital Markets Corporation

Buffered Bullish Notes Linked to the S&P GSCI® Excess Return Index, Due March 7, 2013

License Agreement

S&P and Royal Bank have entered into a non-exclusive license agreement providing for the license to Royal Bank, and certain of its affiliates, in exchange for a fee, of the right to use the Reference Asset, in connection with securities, including the Notes. The Reference Asset is owned and published by S&P.

The license agreement between S&P and Royal Bank provides that the following language must be set forth in this product prospectus supplement:

The Notes are not sponsored, endorsed, sold or promoted by the Licensor.  The Licensor does not make any representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P GSCI Index to track general commodity market performance. The Licensor’s only relationship to Royal Bank is the licensing of certain trademarks and trade names of the Licensor and of the S&P GSCI Index, which is determined, composed and calculated by the Licensor without regard to Royal Bank or the Notes.  The Licensor has no obligation to take the needs of Royal Bank or the holders of the Notes into consideration in determining, composing or calculating the S&P GSCI Index. The Licensor is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. The Licensor has no obligation or liability in connection with the administration, marketing or trading of the Notes..

THE LICENSOR DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P GSCI INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. THE LICENSOR MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ROYAL BANK, HOLDERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P GSCI INDEX OR ANY DATA INCLUDED THEREIN. THE LICENSOR MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P GSCI INDEX OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE LICENSOR HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"Standard & Poor's®," "S&P®," and "S&P GSCI®" are trademarks of Standard & Poor's Financial Services LLC and have been licensed for use by Royal Bank. The Notes are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the Notes.

RBC Capital Markets Corporation

Buffered Bullish Notes Linked to the S&P GSCI® Excess Return Index, Due March 7, 2013

Historical Information

The graph below sets forth the information relating to the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of the Reference Asset. The information provided in this table is for the four calendar quarters of 2007, 2008, and 2009, as well as for the period from January 1, 2010 through February 16, 2010.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the level of the Reference Asset on the Valuation Date. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.

Period- Start Date	Period- End Date	High Closing Level of the Reference Asset	Low Closing Level of the Reference Asset	Period-End Closing Level of the Reference Asset

1/1/2007	3/30/2007	604.87	520.48	604.82
3/31/2007	6/29/2007	616.52	581.51	605.54
6/30/2007	9/28/2007	674.00	582.91	667.45
9/29/2007	12/31/2007	748.05	644.60	738.30

1/1/2008	3/31/2008	866.81	697.95	807.03
4/1/2008	6/30/2008	1,039.02	799.33	1,033.94
7/1/2008	9/30/2008	1,067.01	698.07	735.04
10/1/2008	12/31/2008	724.38	344.06	389.17

1/1/2009	3/31/2009	420.40	303.50	347.56
4/1/2009	6/30/2009	439.96	336.49	414.26
7/1/2009	9/30/2009	433.52	369.14	406.78
10/1/2009	12/31/2009	455.13	399.34	440.94

1/1/2010	2/16/2010	460.49	396.70	423.86

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets Corporation

Buffered Bullish Notes Linked to the S&P GSCI® Excess Return Index, Due March 7, 2013

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about March 8, 2010, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”).  See “Plan of Distribution” in the prospectus supplement dated January 11, 2010.

The Notes are not offered or sold and will not be offered or sold in Hong Kong, other than (i) to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); or (ii) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) will be issued other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

RBC Capital Markets Corporation